Exhibit 99.1

Hut 8 Announces Results of 2022
Annual Meeting of Shareholders

TORONTO, June 16, 2022 - Hut 8 Mining Corp. (TSX: HUT) (“Hut 8” or the “Company”) one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce that all resolutions considered by the shareholders of Hut 8 at the Company’s Annual Meeting of Shareholders (the “Meeting”) held virtually via teleconference on June 16, 2022 were passed. Voting as to each of the director nominees was as follows:

Nominee	Total Votes Cast by Ballot	Total Votes For
Bill Tai	27,025,691	26,642,950
Joseph Flinn	27,025,691	18,862,947
Jaime Leverton	27,025,692	26,321,422
K. Alexia Hefti	27,025,690	15,026,340
Rick Rickertsen	27,025,691	18,262,644

Please see the report of voting results filed under Hut 8's profile at www.sedar.com for the detailed results of the other matters voted on by shareholders at the Meeting.

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Contacts

Hut 8 Investor Relations

Sue Ennis

sue@hut8mining.com

Hut 8 Media Relations

Erin Dermer

erin.dermer@hut8mining.com